UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Streamline USA, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 24R-00595

Wyoming	87-1984205
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

11264 Playa Court	90230
Culver City, CA
(Address of principal executive offices)	(Zip Code)

(310) 397-2300
Issuer’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Streamline,” “Streamline USA,” “we,” “us,” “our,” or “the Company” mean Streamline USA, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

2

DESCRIPTION OF BUSINESS

Streamline USA, Inc., is a corporation organized under the laws of the State of Wyoming on September 9, 2020, with its sole and principal place of business in Culver City, California.

The Company functions as a full-service marketing and innovation agency dedicated to bringing global entertainment solutions through entertainment marketing, IP Licensing, and copyright/content trading and distribution.

The mission of the Company is to bring client brand visions to life through film, video, social media, and gaming entertainment. Tts network extends to 8 countries across North America, Europe, Asia, and South America. In addition, the Company hopes to capture a major share of the film and video distribution industry and Company officials hope to position the Company as a leader in distributing content on a global scale. To accomplish these goals, Company officials will implement a cohesive marketing strategy utilizing direct and digital marketing initiatives to reach its target markets. The Company officials anticipate forming strategic partnerships with entertainment industry giants.

Additionally, Streamline aims to help the entertainment industry become more representative of minority communities, both in terms of providing content to minority consumers/audiences, and providing support to minority-owned businesses.

Products and Services

Entertainment Marketing Services

The Company has two main service offerings. The first, and the Company’s primary source of revenue, is our entertainment marketing services. These services include product placement, brand integration, promotions, activations, talent engagement, outreach, events and sponsorship placement. Apart from conventional entertainment marketing methods such as product placement and talent endorsement, the Company has also developed a database containing the names and contact information of influencers from a variety of major social media platforms across the globe, thereby providing more suitable options for different business needs.

In 2021, Streamline initial sought to develop its own database of influencers, where we identified 12 million key opinion leaders (“KOL”) for inclusion in the database. Over time, we were able to have 750,000 KOLs registered in that database. However, we realized that developing our own database did not generate the speed of access and quality available from data collected and organized by third parties. . The third-party data used by the Company integrates information of influencers and talent across eight major social network platforms including, without limitation, Instagram, Twitter, YouTube, Facebook, Pinterest, WordPress, Twitch, and Tiktok. As a result, the Company is able to identify influencers and talent that best suit a client’s marketing needs based on various aspects, such as location, connection, community, and age of the influencer or talent. The influencers in this database have marketing experiences in a variety of fields including entertainment, beauty, health, food, and fashion, among others.

In addition, Streamline is also developing NFT-related business services. An NFT is a digital asset that represents real-world objects like art, music, in-game items and videos. They are bought and sold online, frequently with cryptocurrency, and they are generally encoded with the same underlying software as many cryptos.

The Company will create and publish customized NFTs (patent pending) connected to entertainment content, such as movies, TV/online series, and shows.  As an example, if a filmmaker released an NFT version of a classic film clip, the Company can customize the piece by showing the owner of the NFT as the main character instead of the original actor in the clip. If the NFT owner decides to sell this NFT to a different person, the Company can customize the NFT by replacing the first owner with the second.

The Company will also offer an NFT-Blockchain remote service that allows the content creators, sponsors, and commentators to access and promote content without relying on the original social media platforms, creating more flexibility online environment for conversation and facilitating an NFT marketplace for social media data. This service can work together with an NFT-Blockchain app on devices like smartphones, tablets, and computers, or as an add-on for internet browsers. Social media posts are collected from their platforms, turned into NFTs, and added to a blockchain to make them unchangeable and easier to sell.

In 2023, the Company plans to offer global promotion, operation support, and game marketplace services for online and mobile game developers. Currently the IT infrastructure and online storefront are under construction, and the flow of business process is under testing.

Digital Media Distribution

Additionally, Streamline is venturing into the digital content distribution market. The Company’s distribution efforts will encompass all genres, including action, comedy, drama, fantasy, romance, and more, as well as all formats, including theatrical films, scripted series, short films, digital art, and video games.

Globally, the film distribution market reached a value in excess of $20 billion in 2022 and is expected to reach $44 billion by 2028. Additionally, the video game market size was $188 billion in 2021 and is projected to pass $300 billion by 2029.

Competition

The Company competes with a variety of entertainment marketing providers including Branded Entertainment Network and Rogers & Cowan PMK. The Company also competes with some of the biggest companies in the world in the film distribution market including, The Walt Disney Company, Universal Pictures, Paramount Pictures, Warner Brothers and Sony Pictures. Additionally, there are a growing number of independent and smaller film distributors with whom the Company also competes including Globalgate and Entertainment One.

The business cycle of the industry is tied to release dates of films. To the extent that all streaming companies will be vying for competitive products to sell to audiences, Company officials are confident that they will be able to compete in the space.

The Company’s efforts to establish relationships with multi-channel networks will be key to the early success of the Company. These efforts also apply to the copyright trading aspect of the business. Resources are scarce and highly concentrated; most overseas films and TV content are in the hands of a few major distribution companies. To ensure success for the short and long term, the Company needs to close as many deals as possible, and the contracts need to be as long term as possible.

Intellectual Property

The Company has applied for the following patents:

Name	Application #	Publication Date
Systems and Methods for Generating Customized Non-Fungible Tokens	US17/324,860	March 3, 2022
Leveraging Non-Fungible Tokens and Blockchain to Maintain Social Media Content	US17/663,233	August 25, 2022

Employees

The company has seven employees, full-time.

Regulation

The Company is unaware of any regulations that govern the Company’s business.

Litigation

Streamline is not currently involved in or aware of any pending litigation.

Properties

The company currently leases its premises. The company leases its office space in Culver City, California. The company leased the office space in 2020. The lease expires in April 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Streamline USA, Inc., is an entity organized under the laws of the State of Wyoming, with its sole and principal place of business in Culver City, California.   The company functions as a full-service marketing agency dedicated to bringing global entertainment solutions through entertainment marketing, IP licensing, and copyright/content trading and distribution.

The Company began receiving revenue in September 2021.

Components of Results of Operation

Net Income.  Net revenue consists of revenue from our client, LilySilk USA, for providing social media and event based entertainment marketing service.

Cost of Sales.  Cost of sales consists of third-party cost of serving LilySilk USA’s entertainment marketing project.

Operating Expenses.  Operating expenses comprise primarily of legal and professional services; consulting fees; marketing and promotional costs, travel and entertainment.

Results of Operations

Year Ended December 31, 2022 compared with the Year Ended December 31, 2021

Operating Revenue. For the year ended December 31, 2022 (the “Fiscal 2022”), the revenue of the Company was $120,000, $70,000 of which was derived from social media and event-based entertainment marketing services provided to LilySilk USA, and $50,000 of which was derived from services of sourcing and negotiating intellectual property (IP) licensing opportunities for Proxima Beta Pte. Limited compared to $60,000 for the year ended December 31, 2021 (the “Fiscal 2021”).

Operating Expenses.  The Company’s total operating expenses for Fiscal 2022 were $638,571 compared with the $104,292 for Fiscal 2021 where the company had minimal operations.  The company had the following expenses for Fiscal 2022:

•Legal and professional fees for Fiscal 2022 were $89,547 which were incurred in connection with the Company’s Regulation A offering, on-going reporting obligation, other fundraising requirements, and the Company’s accounting and legal compliance needed for daily operation.

•Consulting fees for Fiscal 2022 were $397,604, derived from entertainment marketing related advisory fees, as well as IT consulting/support fees related to developing our NFT social media content platform and KOL database.

•Salaries and payroll taxes were $27,000 for Fiscal 2022 during which time the company began paying its one employee.

•Marketing and promotional costs for Fiscal 2022 were $13,012 which was driven by costs related to fundraising campaign materials, creating and maintaining fundraising landing page, and obtaining data for business marketing purposes.

•Travel and entertainment for Fiscal 2022 was $12,748 derived from airline tickets, hotels, and dining related to international and domestic business trips, as well as entertainment industry social club membership fee.

•Amortization expenses for Fiscal 2022 was $67,000 which was primarily driven by the amortization of video program rights.

•Depreciation expenses for Fiscal 2022 was $1,278 derived from depreciation of camera equipment, our office security system, and our office television set installation and programming.

•Taxes paid in Fiscal 2022 was $1,600.

•Bank charges & fees for Fiscal 2022 was $6,495 which were incurred in connection with crypto exchange platform transaction fee charges, international wiring fees, payment processing fees, and finance / late fee charges in credit card payment..

•Dues and subscriptions for Fiscal 2022 were $6,588 derived from influencer data feed service subscription, and various membership fees for daily business including Zoom, Google Drive, VPN service, Amazon Prime, IMDB Pro, and Adobe Acrobat Pro.

•General and administrative expenses for Fiscal 2022 were $15,699 which are made up of utility bills, landline & mobile phone services, office supplies, postage/delivery fees, and similar expenses.

Net Loss. As a result of the forgoing, the Company’s net loss was $518,571 for Fiscal 2022 compared to $104,292 for Fiscal 2021.

Liquidity and Capital Resources

As of December 31, 2022, we had $457,673 of cash and cash equivalents compared to $199,510 as of December 31, 2021.

In November 2021, $65,000 in convertible notes, which were issued pursuant to Regulation D in 2018 and 2019, converted into 366,638 shares of common stock.

During 2022, the Company issued 1,800,000 shares of common stock at a purchase price of $2.50 per share to accredited investors under Rule 506(c) of Regulation D promulgated under the Securities Act of 1933, as amended. The aggregate dollar amount of Securities sold was up to $5 million. Approximately $4,000,000 was recorded in subscriptions receivable as relates to this issuing. Between March 13, 2023, and April 11, 2023, the Company received $2,700,000 of this outstanding balance via “Kraken”, the cryptocurrency exchange.

Cash Flows From Operating Activities.   Net cash used in operating activities for Fiscal 2022 was $4,577,699. This value is composed of the Company’s net loss of $518,571 over the year, further reduced by cash adjustments, such as our subscriptions receivable amount of $4,004,000.

Cash Flows From Investing Activities. Net cash used from investing activities for Fiscal 2022 resulted in a decrease in cash of $14,223, which reflects cash expensed for installing the security system for the premises of the Company’s office building, the purchase of camera equipment and the installation of a television in our office.

Cash Flows from Financing Activities.   Cash flows financing activities for Fiscal 2022 were $4,850,085, which were derived from $126,085 in loans from shareholders and investments in a Regulation D offering totaling 4,727,000. The funds were intended for purpose of providing working capital.

As a result of the forgoing, net change in cash for Fiscal 2022 was an increase of $258,163.  As of December 31, 2022, the company had cash on hand of $457,673.

Indebtedness

On November 30, 2022, the Company entered into a Loan Agreement with Mr. Dapeng Ma, a shareholder, to finance its operations. Under the terms of the agreement, Mr. Ma has agreed to loan a total of $47,084.52 to the Company. The Loan has a maturity date of one year and is interest-free for the first six months. After that, a simple interest rate of 6% per annum applies.

The Company can repay the Loan Amount partially or in full any time and the unrepaid Loan will be due and payable on the last day of each calendar month, provided that the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities. If the repayment of the Loan would adversely affect the then-current business activities of the Company, the Maturity Date shall be postponed until the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities.

As of February 2023, the Company had repaid the loan and no interest payable was accrued.

As of December 31, 2022, Mr. Ma owned 3,250,000 shares of the Company’s common stock representing 22.89% of the total common stock issued and outstanding.

As of December 31, 2022, the LLC owned 2,400,000 shares of the Company’s common stock representing 16.90% of the total common stock issued and outstanding.

On December 6, 2022, the Company entered into a Loan Agreement with Mr. Yitian Xue, a shareholder, to finance its operations. Under the terms of the agreement, Mr. Xue has agreed to loan a total of $79,000 to the Company. The Loan has a maturity date of one year and is interest-free for the first six months. After that, a simple interest rate of 6% per annum applies.

The Company can repay the Loan Amount partially or in full any time and the unrepaid Loan will be due and payable on the last day of each calendar month, provided that the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities. If the repayment of the Loan would adversely affect the then-current business activities of the Company, the Maturity Date shall be postponed until the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities.

As of February 2023, the Company had repaid the loan and no interest payable was accrued.

As of December 31, 2022, Mr. Xue owned 3,250,000 shares of the Company’s common stock representing 22.89% of the total common stock issued and outstanding.

Trends

As the world continues to slowly recover from the COVID-19 pandemic, the entertainment industry and related businesses started to pick up their activities in 2022.

After a successful entertainment marketing campaign conducted by Streamline in the fourth quarter of 2021, its client, LilySilk USA, increased its entertainment marketing budget to Streamline for the full year of 2022 to continue its entertainment marketing campaign efforts, including but not limited to social media collaboration and talent outreach. As of September 2022, the budget had over doubled.  In 2022, Streamline also began its collaboration with EntmtMktg:Group, a product placement agency, for business development to achieve high quality, targeted branded exposure and other projects.

In addition, in June 2022, Streamline entered into an agreement with Proxima Beta Pte. Limited, (“PBP”) to seek, negotiate, and execute intellectual property (IP) licensing opportunities on behalf of PBP for PBP’s mobile game Player Unknown's Battlegrounds. We will earn 15% of any consummated licensing transactions.

The post-COVID time brings tremendous changes. Besides the resurgence of the entertainment marketing demand from the traditional online & mobile game industry, overseas-regulated sports betting and crypto game companies have developed needs for entertainment marketing as well as other global operation related services. Driven by this opportunity, in addition to the service already in place, Streamline is exploring new market segments. Besides service fees generated from entertainment marketing, in 2023 Streamline plans to offer global promotion and operation support services to the said industries with a revenue-sharing model.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office[1]	Approximate Hours per week for part-time employees
Executive Officers:
Dapeng Ma	President & CEO	43	January 1, 2023	Full-time
Yitian Xue	Vice President and Treasurer	44	January 1, 2023	Full-time
Yue Wu	Secretary	43	August 11, 2021	Full-time
Directors:
Dapeng Ma	Director	43	September 9, 2020	n/a
Yitian Xue	Director	44	September 9, 2020	n/a

1 Dates appointed to office.

Executive Officers and Directors

Dapeng (James) Ma, President, CEO and Director

Dapeng Ma lives and works in Los Angeles, California. Mr. Ma is 42 years of age.  Mr. Ma’s overall contribution to the company is and will be in the areas of international film distribution, film box office marketing, film media advertising and pre-roll advertisements.  With the major Hollywood studios, he has performed services relating to overseas theatrical releases. In addition, he has advised on various production aspects, including scouting and brand collaborations.  Among his major feature film participations are Teenage Mutant Ninja Turtles (2014), Interstellar (2014), Mission: Impossible - Rogue Nation (2015), and Wonder Woman (2017).

Dapeng Ma worked for Beijing Wanda Media Co. Ltd. from June 2015 to December 2018 as Senior Vice President & Chief Operating Officer. After leaving Beijing Wanda Media Co. Ltd., Mr. Ma worked as the Chief Operating Officer of Propaganda GEM Ltd. from January 2019 to September 2020 before co-founding Streamline in September 2020.

Yitian (Fred) Xue, Vice President, Treasurer and Director

Yitian Xue lives and works in Los Angeles, California. Mr. Xue is 43 years of age.  With degrees in computer science and applications, Mr. Xue brings, and will continue to bring his considerable management skills to the entire company infrastructure and ecosystem. With over 20 years in operations management, research and development, Mr. Xue brings his strong communication, analytical and prioritization abilities to the company. He will place the company on an advanced management level, to include accelerated implementation of operations management, new technology development and software implementation.  For example, Mr. Xue has managed IT projects for these companies: Shanghai Cellstar International Trading, EntroSpect Solutions. Mr. Xue was the founder, in 2015, of Tancal Technology, Inc. a company providing Commodity Exchange Infrastructure, Dealing Desk and Market Making Solutions.

As a seasoned entrepreneur, Yitian Xue has been the owner of Tancal Tehnology Inc. since June 2015 before he co-founded Streamline in September 2020.

Yue (Melody) Wu, Secretary

Yue Wu’s work is based in Los Angeles, California. Ms. Wu has work experience in entertainment, finance, fashion, and art. Ms. Upon graduating from University of North Texas with a BA in Accounting in 2013, Mr. Wu started her career at KPMG specialized in US federal taxation, including partnerships and corporations. Ms. Wu gained experience in the art and fashion industries promoting independent luxury designer brands. Before entering the entertainment marketing business, Ms. Wu also gained insight experience in  the film industry by working on several major movie productions, including Chen Kaige’s feature film “Monk Comes Down the Mountain”.  Ms. Wu started her career in entertainment marketing in 2016 where she collaborated with different teams globally and facilitated numerous promotion and product placement deals for various brands and films co-ops, including jd.com x “Pacific Rim 2” and SHARP x “Skyscraper”.

Yue Wu worked for Propaganda GEM Beijing branch from March 2016 to April 2020 as Director of Business Development. She joined Streamline in August 2021.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid to its executive officers for the year ended December 31, 2022.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Dapeng Ma	0	0	0	0
Yitian Xue	0	0	0	0
Ruben Igielko-Herrlich	0	0	0	0

Compensation for Directors

No directors were compensated in their role as directors. There are three directors in this group.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of Streamline’s Common Stock, its only outstanding class of capital stock, as of December 31, 2022 by (i) each person whom the Company knows owned, beneficially, more than 10% of the outstanding shares of its Common Stock, and (ii) all of the current officers and directors as a group. Streamline believes that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common	Dapeng Ma	3,250,000	N/A	22.89%
Common	Yitian Xue	3,250,000	N/A	22.89%
Common	Ruben Igielko-Herrlich	2,000,000	N/A	14.08%
Common	Guojin Hui	1,500,000	N/A	10.56%
Common	Esther & James LLC	2,400,000	N/A	16.90%

(1) c/o Streamline USA, Inc. 11264 Playa Court, Culver City, CA 90230

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On November 30, 2022, the Company entered into a Loan Agreement with Mr. Dapeng Ma, a shareholder, to finance its operations. Under the terms of the agreement, Mr. Ma has agreed to loan a total of $47,084.52 to the Company. The Loan has a maturity date of one year and is interest-free for the first six months. After that, a simple interest rate of 6% per annum applies.

The Company can repay the Loan Amount partially or in full any time and the unrepaid Loan will be due and payable on the last day of each calendar month, provided that the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities. If the repayment of the Loan would adversely affect the then-current business activities of the Company, the Maturity Date shall be postponed until the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities.

As of February 2023, the Company had repaid the loan and no interest payable was accrued.

As of December 31, 2022, Mr. Ma owned 3,250,000 shares of the Company’s common stock representing 22.89% of the total common stock issued and outstanding.

On October 15, 2022, the Company entered into a Loan Agreement with Esther & James LLC (‘the LLC’), a shareholder, to finance its operations. Under the terms of the agreement, LLC has agreed to loan a total of $10,000 to the Company. The Loan has a maturity date of one year and is interest-free for the first six months. After that, a simple interest rate of 6% per annum applies.

The Company can repay the Loan Amount partially or in full any time and the unrepaid Loan will be due and payable on the last day of each calendar month, provided that the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities. If the repayment of the Loan would adversely affect the then-current business activities of the Company, the Maturity Date shall be postponed until the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities.

As of December 31, 2022, the Company had repaid the loan in full.

As of December 31, 2022, the LLC owned 2,400,000 shares of the Company’s common stock representing 16.90% of the total common stock issued and outstanding.

On December 6, 2022, the Company entered into a Loan Agreement with Mr. Yitian Xue, a shareholder, to finance its operations. Under the terms of the agreement, Mr. Xue has agreed to loan a total of $79,000 to the Company. The Loan has a maturity date of one year and is interest-free for the first six months. After that, a simple interest rate of 6% per annum applies.

The Company can repay the Loan Amount partially or in full any time and the unrepaid Loan will be due and payable on the last day of each calendar month, provided that the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities. If the repayment of the Loan would adversely affect the then-current business activities of the Company, the Maturity Date shall be postponed until the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities.

As of February 2023, the Company had repaid the loan and no interest payable was accrued.

As of December 31, 2022, Mr. Xue owned 3,250,000 shares of the Company’s common stock representing 22.89% of the total common stock issued and outstanding.

The Company entered into an agreement with Mr. Ruben Igielko-Herrlich during 2021 whereby it acquired rights to certain literary works for a consideration of $5,000 (See ‘Note Accounts payable’). Mr. Igielko-Herrlich was the Co-founder & Executive President of the Company. As of December 31, 2022, he owned 2,000,000 shares of the Company’s common stock (representing 16.13% of the total shares issued and outstanding). The Company issued a check to settle this liability but as of the date of the report, it had not been cashed because Mr. Igielko-Herrlich has passed away and his estate is currently being sorted.

OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

The balance sheet of Streamline USA, Inc. as of December 31, 2022 and 2021, and the statements of income, changes in stockholders' equity, and statement of cash flows for the year then ended have been included in this Annual Report with the Independent Auditor's Report of Procyon Financial LLC, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

STREAMLINE USA, INC.

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

Independent Auditor’s Report

To the Stockholders of STREAMLINE USA, INC.

11264 PLAYA CT.

CULVER CITY, CALIFORNIA 90230

I have audited the accompanying financial statements of STREAMLINE USA, INC., which comprise the Balance Sheet as of December 31, 2022, and December 31, 2021, and the related Statements of Income, Changes in Stockholders’ Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of STREAMLINE USA, INC. as of December 31, 2022, and December 31, 2021, and the results of its operations and cashflows for the years then ended, in conformity with U.S. generally accepted accounting principles.

STREAMLINE USA, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2022, AND DECEMBER 31, 2021

	As of December 31,2022	As of December 31,2021
Assets
Current assets:
Cash and cash equivalents	$457,673	199,510
Subscription receivable	4,004,000	-
Accounts receivable	120,000	-
Prepaid expenses	-	5,400
Other receivables	-	149
Total current assets	4,581,673	205,059

Intangible assets:
Video program rights	1,000,000	1,000,000
Literary works	5,000	5,000
(Less: accumulated amortization)	(67,000)	-
Total Intangible assets	938,000	1,005,000

Property plant & equipment (PPE):
Video systems	14,223	-
(Less: accumulated depreciation)	(1,278)	-
Total PPE	12,945	-

Total Assets	$5,532,618	1,210,059

Liabilities & Stockholders’ Equity
Current liabilities:
Accounts Payable	$1,005,000	1,005,363
Loans payable to shareholders	126,085	-
Credit cards	146	8,738
Total current liabilities	1,131,231	1,014,101

Non-current Liabilities:
Total non-current liabilities	-	-

Total Liabilities	$1,131,231	1,014,101

Stockholders’ Equity:
Common Stock (Unlimited number of shares authorized at no par, 14,200,000 and 12,400,000 shares issued and outstanding as of December 31, 2022, and December 31, 2021, respectively)	-	-
Retained Earnings (accumulated deficit)	(104,042)	-
Paid-in capital	5,024,000	300,000
Net income (loss)	(518,571)	(104,042)

Total Stockholders’ Equity	4,401,387	195,958

Total Liabilities & Stockholders’ Equity	$5,532,618	1,210,059

STREAMLINE USA, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

	2022	2021
Revenue:
Marketing fees	120,000	60,000
Total revenues	120,000	60,000

Cost of sales	-	60,000

Gross Profit	120,000	-

Expenses:
Salaries & payroll taxes	27,000	-
General and administrative expenses	15,699	-
Legal & Professional Services	89,547	56,893
Consulting fees	397,604	36,080
Dues & subscriptions	6,588	-
Marketing & promotion costs	13,012	10,688
Travel & entertainment	12,748	588
Bank charges & fees	6,495	-
Taxes	1,600	-
Depreciation	1,278	-
Amortization	67,000	-
Miscellaneous	-	43
Total Expenses	638,571	104,292

Income (loss) from Operations	(518,571)	(104,292)

Other Income (Expenses):
Refunds	-	250
Total Other Income (Expenses)	-	250

Net Income (loss)	$(518,571)	(104,042)

The accompanying notes are an integral part of these financial statements.

STREAMLINE USA, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

AS OF DECEMBER 31, 2022, AND DECEMBER 31, 2021

($)	Common stock (shares)	Common stock (par)	Paid-in Capital	Retained earnings (accumulated deficit)	Total
Beginning Balance, December 31, 2020	-	-	-	-	-
Issuance of Common stock	12,400,000	-	300,000	-	300,000
Net income (loss)	-	-	-	(104,042)	(104,042)
Ending Balance, December 31, 2021	12,400,000	-	300,000	(104,042)	195,958
Issuance of Common stock	1,800,000	-	4,724,000	-	4,724,000
Net income (loss)	-	-	-	(518,571)	(518,571)
Ending Balance, December 31, 2022	14,200,000	-	5,024,000	(622,613)	4,401,387

STREAMLINE USA, INC.

STATEMENT OF CASH FLOWS

AS OF DECEMBER 31, 2022, AND DECEMBER 31, 2021

	As of December 31, 2022	As of December 31, 2021
Cash flow From Operating Activities:
Net income (loss)	(518,571)	(104,042)
Adjustments to reconcile net income to net cash provided (used) by operating activities:

Depreciation	1,278	-
Amortization	67,000	-

Changes in:
Subscriptions receivable	(4,004,000)	-
Accounts receivable	(120,000)	-
Prepaid expenses	5,400	(5,400)
Other receivables	149	(149)
Credit Cards	(8,592)	8,738
Accounts Payable	(363)	1,005,363
Net cash provided (used) by operating activities	(4,577,699)	904,510

Cash flow From Investing Activities:
Acquisition of copyrights	-	(5,000)
Acquisition of video program rights	-	(1,000,000)
Video systems	(14,223)	-
Net cash provided (used) by investing activities	(14,223)	(1,005,000)

Cash flow from Financing Activities
Loans from shareholders	126,085	-
Paid-in Capital	4,724,000	300,000
Net cash provided (used) by financing activities	4,850,085	300,000

Increase in Cash	258,163	199,510
Cash, beginning of year	199,510	-
Cash, end of year	$457,673	199,510

The accompanying notes are an integral part of these financial statements.

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

About the Company & its Nature of operations

STREAMLINE USA, INC. (the Company), is a corporation formed pursuant to the Wyoming Business corporation Act on September 9, 2020. The Company functions as a full-service marketing and innovation agency dedicated to bringing global entertainment solutions through entertainment marketing, IP Licensing, and copyright/content trading and distribution. The Company is headquartered in Culver City in the State of California.

According to Management: “the mission of the Company is to bring client brand visions to life through film, video, social media, and gaming entertainment. The company’s full-service offerings include product placement, brand integration, promotions, activations, talent engagement, outreach, events and sponsorship, its network extends to 8 countries across North America, Europe, Asia, and South America. In addition, the Company hopes to capture a major share of the film and video distribution industry and Company officials will position the company as a leader in distributing content on a global scale. To accomplish these goals, company officials will implement a cohesive marketing strategy utilizing direct and digital marketing initiatives to reach its target markets. Company officials anticipate forming strategic partnerships with entertainment industry giants. Such partnerships will create a seamless process for its content, with a lower takeoff risk”.

Fiscal year

The Company operates on a December 31st year‐end.

Basis of accounting

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the U.S.

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, technological developments, or changes in consumer taste.

Additionally, the Company may be unable to convert pre-order commitments into orders, the price which the company may realize on orders, since commitments are stated at list prices, customer actions or developments such as cancellations and other factors that may affect the level of demand and financial performance of the customers which the company will serve, the effectiveness of the risk management framework of the company, the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of regulation and litigation, the capital allocation plan of the company, as such plan may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions by the company.

Furthermore, future uncertainties may limit the success of the company in integrating acquired businesses and operating joint ventures, its ability to realize anticipated earnings and savings from transactions, to acquire businesses and joint ventures, the impact of potential information technology or data security breaches,

These adverse conditions could affect the Company's financial condition and the results of its operations.

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents. At December 31, 2022, the Federal Deposit Insurance Corporation provided insurance coverage of up to $250,000 per depositor, per institution. At December 31, 2022, approximately $200,000 of the Company’s cash was in excess of federally insured limits.

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

Accounts receivable

The Company uses the allowance method to account for estimated uncollectible receivables. Receivables are presented net of an allowance for doubtful accounts.  As of December 31, 2022, the Company’s estimate of doubtful accounts was zero.  The Company’s policy for writing off past due receivables is based on the amount, time past due, and response received from the subject customer and other third parties.

Contracts with a third party

On January 1, 2022, the Company entered into an agreement with a certain California corporation (“the third party”) in which the Company agreed to provide part-time assistance with the execution of entertainment marketing services as relates to a contract between the third party and its client. The fees in connection with the agreement are $70,000 incurred by the third party on a semi-annual basis. The total amount is due and payable by the third party before January 31, 2023.

On June 1, 2022, the Company entered into an agreement with the third party referred to above, to provide assistance in seeking and negotiating licensing opportunities for a certain client of the aforementioned third party. The Company’s compensation as relates to this contract was a one-time flat fee of $50,000 and is due and payable by the third party before January 31, 2023.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over their respective estimated useful lives. As at December 31, 2022, PPE consisted of Video systems depreciated over a five (5) year useful life. Depreciation expense as of December 31, 2022, totaled $1,278.

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

Intangible Assets

Intangible assets are stated at their historical cost. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

Intangible assets recognized on Company books as of December 31, 2022, consist of literary work rights the Company acquired on August 9, 2021 (See Note “Related Party Transactions”). Under the agreement, the Company was granted a perpetual transferrable license to all motion pictures, all television motion pictures and other television rights, together with limited radio broadcasting rights and publication rights for advertisement, publicity and exploitation purposes, and certain incidental and allied rights, throughout the world, in and to the literary work and in and to the copyright thereof and all renewals and extensions of copyright.

Moreover, intangible assets include video program rights as per the following distribution purchase agreements:

Distribution purchase agreements (Video Program Rights)

On December 22, 2021, the Company entered into two distribution purchase agreement with Hong Kong Xinxing Culture Media CO., Limited. Pursuant to the agreement, the Company was granted an exclusive right to distribute the following rights to two video programs throughout the world except China: Exclusive Transactional VOD Rights, Subscription VOD Rights, Ad-sponsored VOD Rights and Home-Video Rights as defined below:

a) "Transactional VOD Rights" (TVOD) shall mean the exclusive VOD exploitation of the Program on a platform that charges a distinct fee for the transmission of the Program to the consumer, regardless of the means by which the consumer watches the Program, ie TV, the Internet, mobile device, smart phone, tablet or otherwise. Transactional VOD Rights include "Electronic-Sell-Through rights ("ESr)", which allow the consumer to keep a copy of the Program

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

permanently following the one-time transmission, regardless of the means by which the consumer thereafter watches or stores the Program, including the use of Ultraviolet or similar technologies. Transactional VOD Rights also include "Pay-Per-View" ("PPV") Rights, which shall mean the exclusive right to distribute, exhibit, license, market, sell, publicize, promote, and otherwise exploit the Programs by means of "pay-per-view" formats, inducting, but not limited to, addressable draft transmission to a consumer of temporary copies of the Programs via Authorized Transmission, for which a per program fee is charged to the consumer who selects the Programs for viewing at a variable time that the exhibitor designates.

b) "Subscription VOD Rights” (SVOD) shall mean the exclusive VOD exploitation of a Program on a platform that charges the consumer a periodic flat fee to access the Program from a library of programs for a specific time period, regardless of the means by which the consumer watches Program, ie TV, the Internet, mobile device, smart phone, tablet or otherwise.

c) "Ad-Sponsored VOD Rights" (AVOD) shall mean the exclusive VOD exploitation of a Program on a platform that does not charge the consumer a monetary fee to access the Program but inserts commercial breaks or other forms of advertising into the Program. AVOD can apply to a number of platforms, regardless of the means by which the consumer watches Program, ie TV, the Internet, mobile device, smart phone, tablet or otherwise.

d) "Home-Video Rights" shall mean the exclusive right to sell, market, license, or otherwise exploit the Program on the following formats: Digital Video Disk ("DVD") and Blu-Ray Disk ("BRO"), including the authoring and encoding, replication, packaging, and delivery of the Program.

For one video program, the Company was granted theater distribution rights.

The purchase price pursuant to the agreements is $1,000,000 ($750,000 due for one program and $250,000 due for the other).

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2022.

Accounts Payable

This account consists of a total of $5,000 that is owed to a Script Owner for the acquisition of all rights to literary work (‘See Notes “Related party transactions”, “Intangible Assets”). Furthermore, the balance includes $1,000,000 owed to a third party pursuant to certain distribution purchase agreements (See Note “Intangible Assets”). The Company settled the entirety of this balance between March 15, 2023, and April 11, 2023, with Tether Token via the "Kraken" cryptocurrency exchange.

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

Stockholders’ Equity

Under the articles of incorporation, the total number of shares that the Corporation has the authority to issue is unlimited shares of Common stock at no par. As of December 13, 2022, fourteen million two hundred thousand (14,200,000) shares of common stock have been issued and are outstanding.

The transfer of shares is unrestricted, except as provided by any future buy-sell agreement signed by all stockholders, and the Capital stock, after the amount of the subscription price has been paid in, is not subject to assessment to pay the debts of the corporation.

During 2022, the Company issued 1,800,000 shares of common stock at a purchase price of $2.50 per share to accredited investors under Rule 506(c) of Regulation D promulgated under the Securities Act of 1933, as amended. The aggregate dollar amount of Securities sold was up to $5 million.

The Company relied on the representations and warranties made by each subscriber in the subscription agreement and other information provided by the subscribers in connection with the offering to determine the applicability of exemptions from the registration requirements of the Securities Act of 1933, as amended.

Approximately $4,000,000 was recorded in subscriptions receivable as relates to this issuing. Between March 13, 2023, and April 11, 2023, the Company received $2,700,000 of this outstanding balance via “Kraken”, the cryptocurrency exchange.

Related Party Transactions

The Company follows FASB Accounting Standards Codification (“ASC”) subtopic 850-10, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

On November 30, 2022, the Company entered into a Loan Agreement with Mr. Dapeng Ma, a shareholder, to finance its operations. Under the terms of the agreement, Mr. Ma has agreed to loan a total of $47,084.52 to the Company. The Loan has a maturity date of one year and is interest-free for the first six months. After that, a simple interest rate of 6% per annum applies.

The Company can repay the Loan Amount partially or in full any time and the unrepaid Loan will be due and payable on the last day of each calendar month, provided that the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities. If the repayment of the Loan would adversely affect the then-current business activities of the Company, the Maturity Date shall be postponed until the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities.

As of February 2023, the Company had repaid the loan and no interest payable was accrued.

As of December 31, 2022, Mr. Ma owned 3,250,000 shares of the Company’s common stock representing 22.89% of the total common stock issued and outstanding.

On October 15, 2022, the Company entered into a Loan Agreement with Esther & James LLC (‘the LLC’), a shareholder, to finance its operations. Under the terms of the agreement, LLC has

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

agreed to loan a total of $10,000 to the Company. The Loan has a maturity date of one year and is interest-free for the first six months. After that, a simple interest rate of 6% per annum applies.

The Company can repay the Loan Amount partially or in full any time and the unrepaid Loan will be due and payable on the last day of each calendar month, provided that the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities. If the repayment of the Loan would adversely affect the then-current business activities of the Company, the Maturity Date shall be postponed until the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities.

As of December 31, 2022, the Company had repaid the loan in full.

As of December 31, 2022, the LLC owned 2,400,000 shares of the Company’s common stock representing 16.90% of the total common stock issued and outstanding.

On December 6, 2022, the Company entered into a Loan Agreement with Mr. Yitian Xue, a shareholder, to finance its operations. Under the terms of the agreement, Mr. Xue has agreed to loan a total of $79,000 to the Company. The Loan has a maturity date of one year and is interest-free for the first six months. After that, a simple interest rate of 6% per annum applies.

The Company can repay the Loan Amount partially or in full any time and the unrepaid Loan will be due and payable on the last day of each calendar month, provided that the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities. If the repayment of the Loan would adversely affect the then-current business activities of the Company, the Maturity Date shall be postponed until the Company has enough cash flow to repay the Loan Amount without adversely affecting its then-current business activities.

As of February 2023, the Company had repaid the loan and no interest payable was accrued.

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

As of December 31, 2022, Mr. Xue owned 3,250,000 shares of the Company’s common stock representing 22.89% of the total common stock issued and outstanding.

The Company entered into an agreement with Mr. Ruben Igielko-Herrlich during 2021 whereby it acquired rights to certain literary works for a consideration of $5,000 (See ‘Note Accounts payable’). Mr. Igielko-Herrlich was the Co-founder & Executive President of the Company. As of December 31, 2022, he owned 2,000,000 shares of the Company’s common stock (representing 16.13% of the total shares issued and outstanding). The Company issued a check to settle this liability but as of the date of the report, it had not been cashed because Mr. Igielko-Herrlich has passed away and his estate is currently being sorted.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Wyoming.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its Stockholders.

Other matters

The Company has a cryptocurrency trading account on the “Kraken” cryptocurrency exchange. As per management, it is used for pass-through purposes instead of a money-making account. Moreover, the beginning and ending balance in the account were zero as of December 31, 2022. Management will evaluate all applicable laws and regulations governing cryptocurrency reporting and disclosure from 2023 onwards as use of this account grows, or changes and as significant balances remain at year-end and as the recording of unrealized or realized gains or losses is deemed necessary.

Subsequent events

As of the date of this report, the outstanding balance of $120,000 in accounts receivable was received by the Company, all loans issued to shareholders were repaid and the Company settled the full outstanding balance of $1,000,000 in accounts payable between March 15, 2023 and April 11, 2023 with Tether Token via the “Kraken” cryptocurrency exchange. Moreover, between

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2022, AND DECEMBER 31, 2021

March 13, 2023, and April 11, 2023, the Company received $2,700,000 of the outstanding balance in subscriptions receivable via “Kraken”, the cryptocurrency exchange.

The Company evaluated subsequent events through April 11, 2023, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.

INDEX TO EXHIBITS

Exhibit Number	Name of Exhibit
2.1	CHARTER (1)
2.2	BYLAWS (1)
6.1	MATERIAL CONTRACT (1)
6.2	DISTRIBUTION AGREEMENT DATED DECEMBER 22, 2021 BETWEEN THE COMPANY AND HONG KONG XINXING CULTURE. MEDIA. CO., LIMITED. (2)
6.3	DISTRIBUTION AGREEMENT DATED DECEMBER 22, 2021 BETWEEN THE COMPANY AND HONG KONG XINXING CULTURE. MEDIA. CO., LIMITED. (2)

(1)Filed as an exhibit to the Streamline USA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11628)

(2)Filed as an exhibit to the Streamline USA, Inc. Annual Report on Form 1-K, dated April 29, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Streamline USA Inc.
By Dapeng Ma
Signature:	/s/ Dapeng Ma
Chief Executive Officer
Date: April 26, 2023

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dapeng Ma
Dapeng Ma, Principal Executive Officer and Director
Date: April 26, 2023

/s/ Yitian Xue
Yitian Xue, Principal Financial Officer, Principal Accounting Officer and Director
Date: April 26, 2023